Filed Pursuant to Rule 424(b)(3)

Registration No. 333-178786-01

SUPPLEMENT NO. 6 DATED DECEMBER 31, 2015

TO THE PROSPECTUS DATED MAY 1, 2015

This document supplements, modifies and amends, and should be read in conjunction with, the prospectus of Greenbacker Renewable Energy Company LLC dated May 1, 2015, as supplemented by Supplement No. 1 dated July 31, 2015, Supplement No. 2 dated August 20, 2015, Supplement No. 3 dated September 14, 2015, Supplement No. 4 dated November 11, 2015 and Supplement No. 5 dated December 18, 2015.

Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

•	The status of the offering of limited liability company interests, or the shares, of the company;

•	The acquisition of a portfolio of leased solar generation assets by Six States Solar LLC, an indirect, wholly owned subsidiary of the company, comprising twenty-six (26) power generation facilities (the “Six States Solar Portfolio”); and

•	The acquisition of two solar power facilities in Timberlake and Rowland, North Carolina (the “NC Tar Heel Solar Portfolio”) by East to West Solar LLC, an indirect, wholly owned subsidiary of the company.

Status of Our Public Offering

We commenced our initial public offering of shares on April 25, 2014. As of December 30, 2015, we had accepted investors’ subscriptions for and issued approximately 6,677,340 shares in the offering, resulting in our receipt of gross proceeds of approximately $65,620,296.

Portfolio and Investment Activity

The following information should be inserted into the “Portfolio and Investment Activity” discussion subsequent to the “Fairfield Wind Farm” summary (as described in Supplement No. 5 dated December 18, 2015), within “Management’s Discussion and Analysis of Financial Condition and Results of Operations”:

Six States Portfolio

On December 29, 2015, the company, through a wholly-owned subsidiary, Six States Solar LLC, acquired the lessee interest in a portfolio of 6.223 Megawatts of operating solar power facilities located on 26 sites in the states of Arizona, California, Colorado, Connecticut, and Indiana for a purchase price of approximately $900,000. The 26 systems are owned by MP2-DLL Solar Trust (DLL) and leased to the company under a Master Lease Agreement. During the remaining term of the lease, which is approximately 18 years, there is the potential for the company to purchase these assets directly from DLL upon agreement and consent of the parties. The electricity produced from these facilities is enough to power approximately 1,022 homes for one year of typical use. In aggregate, approximately 9,305,000 kWh are expected to be produced in the first year of operation by the company. The systems have been installed by experienced developers and are managed by Namaste Solar, Intermountian Electric, Inc., Solon Corporation, Douglass Colony Group and Solscient Energy, among other operations and maintenance firms. With over 82% of the contracted revenues from investment grade and equivalent counterparties, the average remaining life of the PPAs is approximately 18 years.

The Six States Solar Portfolio (the “Six States Portfolio”) consists of ground and roof mounted solar located on municipal and commercial properties as follows:

•	Newington Public Schools - Newington Public Schools (“Newington”) is the off-taker for the Town of Newington project, which comprises approximately 2.5% of revenue in the Six States Portfolio. Located in Newington, Connecticut, Newington encompasses seven schools, which are accredited by the New England Association of Schools & Colleges. The off-taker serves approximately 4,200 students from kindergarten through 12th grade.

•	Northwestern Regional School District #7 - Northwestern Regional School District (“Northwestern”) is the off-taker for the Regional School District #7 project, which comprises approximately 7.4% of revenue in the Six States Portfolio. Located in Winsted, Connecticut, Northwestern is a comprehensive public middle school-high school. The off-taker serves the total Northwestern community with emphasis on middle school and high school students.

•	City of Winters - The City of Winters (“Winters”) is the off-taker for the City of Winters project, which comprises approximately 8.4% of revenue in the Six States Portfolio. Located in Winters, California, the city is part of the Sacramento-Arden-Arcade-Yuba City, California-Nevada. The city’s population totaled 6,624 as of the 2010 census.

•	Denver Public Schools - Denver Public Schools (“DPS”) is the off-taker for the 13 Denver Public Schools projects, which comprises approximately 15.5% of revenue in the Six States Portfolio, with 4.0% coming from PPA revenue and 11.6% from RECs with Xcel. Located in Denver, Colorado, DPS encompasses 185 schools serving approximately 90,150 students. Both DPS and Xcel maintains investment grade credit ratings.

•	Adams State College - Adams State College (“Adams”) is the off-taker for the Adams State College project, which comprises approximately 5.3% of revenue in the Six States Portfolio, with 1.5% coming from PPA revenue and 3.9% from RECs with Xcel. Located in Alamosa, Colorado, Adams is a state-supported liberal arts university established in 1921. Both Adams and Xcel maintain investment grade credit ratings.

•	Sacramento County Water Agency - Sacramento County Water Agency (“SCWA”) is the off-taker for the Sacramento County Waste Authority project, which comprises approximately 10.6% of revenue in the Six States Portfolio, with 9.5% coming from PPA revenue and 1.1% coming from performance based incentives with the Sacramento Municipality Utility District (“SMUD”). Located in Sacramento, California, SCWA commits to providing safe and reliable drinking water to over 55,000 homes and businesses. SCWA was established in 1952 with the passage of the Sacramento County Water Agency Act. Both SCWA and SMUD maintain investment grade credit ratings.

•	Tanque Verde School District - Tanque Verde School District (“TVSD”) is the off-taker for the four Tanque Verde School District projects, which comprise approximately 21.9% of revenue in the Six States Portfolio, with 8.4% coming from PPA revenue and 13.5% coming from RECs with Tuscan Electric Power. Located in Tucson, Arizona, TVSD encompasses four schools. Both TVSD and Tuscan Electric Power maintain investment grade credit ratings.

•	Northern Indiana Public Service Company - Northern Indiana Public Service Company (“NIPSCO”) is the off-taker for the three NIPSCO projects, which comprise approximately 17.0% of revenue in the Six States Portfolio. The projects are located in Goshen, Milford, and Topeka, Indiana. NIPSCO is Indiana’s largest natural gas distributor and second-largest distributor of electricity serving more than one million customers. The off-taker maintains an investment grade credit rating.

•	South Adams County Water and Sanitation District - The South Adams County Water and Sanitation District (“South Adams”) is the off-taker for the South Adams project, which comprises approximately 4.1% of revenue in the Six States Portfolio with 1.5% coming from the PPA and 3.9% coming from RECs sold to Excel Energy. Located in Commerce City, Colorado, South Adams was formed in 1953 under the

State of Colorado Special District provisions to serve Commerce City. South Adams is the largest combined Water and Sanitation District in the state of Colorado serving nearly 50,000 customers. The off-taker maintains an investment grade credit rating.

The cash yield during the first year of operation of the Six States Portfolio is expected to be approximately 7.6%.

The following information should be inserted subsequent to the last paragraph of the “East to West Portfolio” summary within the “Portfolio and Investment Activity” discussion of “Management’s Discussion and Analysis of Financial Condition and Results of Operations”:

NC Tar Heel Solar Portfolio

On December 31, 2015, the company acquired two additional operating solar PV systems comprising 7.621 MW located in North Carolina (the “NC Tar Heel Solar Portfolio”). The average remaining life on the PPAs with Duke Energy (Progress Energy) is 14.25 years. The amount of power that is expected to be produced by these two facilities is approximately 10,787,000 kWh in the first year of ownership.

Details of the NC Tar Heel Solar Portfolio, which were added to the East to West Solar Portfolio, are as follows:

1. Person County Solar Park 2 (PCIP) – The PCIP System has a generation capacity of 1,250 kW. The system is located in Timberlake, North Carolina and sells power to the utility, Duke Energy (Progress Energy) under an original 20-year PPA, with 16 years remaining, at a current price of $0.130/kWh which escalates at a rate of 2% per year. The system was placed in service in November, 2011.

2. South Robeson – The Robeson System has a generation capacity of 6,371kW. The system is located in Rowland, North Carolina and sells power to the utility, Duke Energy (Progress Energy) under an original 15-year fixed rate PPA, with 12.5 years remaining, at a price of $.083/kWh. The system was placed in service in June, 2012. The system also sells RECs to Duke Energy (Progress Energy) under a 15 year contract at a price of $0.005/kWh.

The purchase of these two facilities was funded through equity investment by the company of approximately $8,500,000. In total, these two systems are expected to produce enough electricity to power approximately 1,250 homes for one year of typical use.

The cash yield during the first year of operation of the NC Tar Heel Solar Portfolio is expected to be approximately 9.8%.